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                                                                    EXHIBIT 12.1


                       EOP Operating Limited Partnership
                       Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)


                                                                 for the                  for the
                                                           three months ended       three months ended
                                                             March 31, 2001            March 31, 2000
                                                            -----------------        -----------------

Income before allocation to minority interests,
     income from investment in unconsolidated
     joint ventures, net gain on sales of
     real estate, extraordinary items and cumulative
     effect of a change in accounting principle              $    136,991             $   101,679
                                                             ------------             -----------
Plus Taxes                                                          1,517                      46
                                                             ------------             -----------
Plus Fixed Charges:
    Interest expense                                              157,940                 100,532
    Capitalized interest                                            5,027                   5,143
    Loan amortization cost                                          1,326                   1,377
                                                             ------------             -----------
                Fixed charges                                     164,293                 107,052
    Plus preferred distributions, net                              10,884                  10,697
                                                             ------------             -----------
    Subtotal fixed charges and preferred
          distributions, net                                      175,177                 117,749
                                                             ------------             -----------
Plus amortization of capitalized interest                             224                     181
Plus distributed income of investments in
     unconsolidated joint ventures                                 23,315                   3,671
Less preferred distributions, net                                 (10,884)                (10,697)
Less capitalized interest                                          (5,027)                 (5,143)
                                                             ------------             -----------
Earnings                                                     $    321,313             $   207,486
                                                             ============             ===========
Fixed Charges:
Interest expense                                              $   157,940             $   100,532
Capitalized interest                                                5,027                   5,143
Loan amortization cost                                              1,326                   1,377
                                                             ------------             -----------
 Fixed Charges                                                    164,293                 107,052
Preferred distributions, net                                       10,884                  10,697
                                                             ------------             -----------
Subtotal fixed charges and preferred
     distributions, net                                      $    175,177             $   117,749
                                                             ============             ===========
Ratio of earnings to fixed charges                                    1.8                     1.8
                                                             ============             ===========
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